

November 30, 2009

Mr. B. Craig Owens
Chief Financial Officer
Campbell Soup Company
1 Campbell Place
Camden, New Jersey 08103-1799

> **RE:** **Campbell Soup Company**
> **Form 10-K for the Fiscal Year Ended August 2, 2009**
> **Filed September 30, 2009**
> **File No. 1-3822**

Dear Mr. Owens:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 2, 2009

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 12

General

1. You sometimes refer to two or more sources as components that contributed to a material change. For example, to explain the sales decline for the International Soup, Sauces, and Beverages segment, you state (1) that sales declined in Europe due to the *Lesieur* divestiture, (2) that sales declined in Canada and the Asia Pacific region due to the impact of currency and one less week in 2009, and (3) that this was all partially offset by other factors. Ensure that you quantify the amount of the change that was contributed by each of these factors or advise why

you do not believe that this is material information. Provide this information
where applicable throughout the MD&A, particularly in the sections on Sales,
Operating Earnings, and Liquidity and Capital Resources. See Section III.D of
SEC Release 33-6835.

Item 8. Financial Statements and Supplementary Data

Note 10. Taxes on Earnings, page 58

2.   You disclose you have not provided U.S. income taxes on undistributed earnings
        of foreign subsidiaries as they are considered to be permanently reinvested.
        However, we also note your statement on page 22 that your effective tax rate in
        fiscal 2009 increased over fiscal 2008 because of the repatriation of foreign
        earnings. Please clarify how you considered paragraph 12 of APB 23 in
        concluding your undistributed earnings of foreign subsidiaries were permanently
        reinvested at August 2, 2009.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence, Mark Shannon, at (202) 551-3299. With respect to all legal comments, you may contact Parker Morrill at (202) 551-3696, or in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director